SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Adeptus Health Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

006855100

(CUSIP Number)

September 28, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 006855100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Global Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,269,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,269,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 006855100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Advisory Services Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,269,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,269,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2% **
12	TYPE OF REPORTING PERSON* CO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 006855100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Capital Participation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,269,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,269,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2% **
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 006855100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,269,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,269,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2% **
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 006855100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VR Capital Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,269,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,269,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2% **
12	TYPE OF REPORTING PERSON* CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 006855100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Deitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,269,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,269,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Class A Common Stock, par value $0.01 per share (“Common Stock”), of Adeptus Health Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) VR Global Partners, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, (ii) VR Advisory Services Ltd (“VR”), a Cayman Island exempted company, as the general partner of the Fund, (iii) VR Capital Participation Ltd. (“VRCP”), a Cayman Islands exempted company, as the sole shareholder of VR, (iv) VR Capital Group Ltd. (“VRCG”), a Cayman Islands exempted company, as the sole shareholder of VRCP, (v) VR Capital Holdings Ltd. (“VRCH”), a Cayman Islands exempted company, as the sole shareholder of VRCG and (vi) Richard Deitz, the principal of VR, VRCP, VRCG, VRCH (collectively with the Fund, VR, VRCP, VRCG and VRCH, the “Reporting Persons”). All shares of Common Stock are held by the Fund.

Item 1(a)	Name of Issuer.

Adeptus Health Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2941 Lake Vista Drive

Lewisville, Texas 75067

Item 2(a)	Name of Person Filing.

(i) VR Global Partners, L.P. (the “Fund”), (ii) VR Advisory Services Ltd (“VR”), (iii) VR Capital Participation Ltd. (“VRCP”), (iv) VR Capital Group Ltd. (“VRCG”), VR Capital Holdings Ltd. “VRCH”) and (iv) Richard Deitz.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For the Fund, VRCP, VRCG and VRCH:

c/o o Intertrust (Cayman) Limited

190 Elgin Avenue

George Town

Grand Cayman

KY1-9005

Cayman Islands

For VR and Mr. Deitz:

Niddry Lodge, 51 Holland Street, First Floor

London W8 7JB

Item 2(c)	Citizenship or Place of Organization.

The Fund is a Cayman Islands exempted limited partnership. VR is a Cayman Islands exempted company. VRCP is a Cayman Islands exempted company. VRCG is a Cayman Islands exempted company. VRCH is a Cayman Islands exempted company. Mr. Deitz is a United States citizen.

Item 2(d)	Title of Class of Securities.

Class A Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

006855100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Inapplicable.

Item 4	Ownership.

For the Fund:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
1,269,000	0	6.2%

For VR:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
0	1,269,000	6.2%

For VRCP:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
0	1,269,000	6.2%

For VRCG:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
0	1,269,000	6.2%

For VRCH:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
0	1,269,000	6.2%

For Mr. Deitz:

Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Outstanding (1)
0	1,269,000	6.2%

(1)	The above percentages were computed using 20,560,365 shares of Common Stock outstanding as of September 29, 2017, as reported in the Issuer’s Form 8-K filed on October 2, 2017.

The filing of this Amendment shall not be construed as an admission that VR, VRCP, VRCG, VRCH or Mr. Deitz is or was the beneficial owner of any of the Common Stock of the Issuer purchased by the Fund. Pursuant to Rule 16a-1, VR, VRCP, VRCG, VRCH and Mr. Deitz disclaim such beneficial ownership except to the extent of its or his respective pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect..

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons dated as of October 10, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2017

VR Global Partners, L.P.

By: VR Advisory Services Ltd, its general partner

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Advisory Services Ltd

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Participation Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Group Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Holdings Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

/s/ Richard Deitz
Richard Deitz